UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 16)*	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 25, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization England and Wales

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 369,101,784
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 369,101,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,101,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 97.1%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 369,101,784
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 369,101,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,101,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 97.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 276,879,358
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 276,879,358

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,879,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 72.9%

14.	Type of Reporting Person (See Instructions) CO; HC

Introduction.

        This Amendment No. 16 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No. 1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006, Amendment No. 3 thereto filed on May 17, 2006, Amendment No. 4 thereto filed on May 18, 2006, Amendment No. 5 thereto filed on June 12, 2006, Amendment No. 6 thereto filed on June 21, 2006, Amendment No. 7 thereto filed on July 7, 2006, Amendment No. 8 filed thereto on July 11, 2006, Amendment No. 9 thereto filed on July 19, 2006, Amendment No. 10 thereto filed on July 21, 2006, Amendment No. 11 thereto filed on July 27, 2006, Amendment No. 12 thereto filed on July 27, 2006, and Amendment No. 13 thereto filed on August 9, 2006 by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. and as further amended by Amendment No. 14 thereto filed on August 15, 2006 and Amendment No. 15 thereto filed on August 17, 2006 by (i) Xstrata plc, (ii) 1184760 Alberta Ltd. and (iii) Xstrata Canada Inc. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.    Purpose of Transaction.

        The second sentence of the third to last paragraph of Item 4 of the Statement is hereby deleted and replaced in its entirety with the following sentences:

        "On August 21, 2006, the Reporting Persons caused Ian Pearce to be appointed as Chief Executive Officer of the Company. Ian Pearce was previously the Chief Operating Officer of the Company. On August 21, 2006, Aaron Regent resigned as President of the Company."

        The paragraph immediately prior to the last paragraph of Item 4 of the Statement is hereby deleted and replaced in its entirety with the following paragraphs:

        "At the expiry time of the August 15th Amended Falconbridge Offer at midnight (Vancouver time) on August 25, 2006, Xstrata, through Xstrata Canada, took up and accepted for payment all of the outstanding Common Shares validly deposited to the August 15th Amended Falconbridge Offer and not withdrawn, totaling an additional 18,637,431 Common Shares (representing approximately 4.9% of the issued and outstanding Common Shares). Xstrata now owns beneficially owns 369,101,784 Common Shares (representing approximately 97.1% of the issued and outstanding Common Shares).

        With the acquisition by Xstrata Canada of Common Shares representing more than 90% of the outstanding Common Shares not already owned by the Reporting Persons, Xstrata Canada will be entitled, and intends, to acquire the Common Shares not tendered to the August 15th Amended Falconbridge Offer under the compulsory acquisition provisions of section 188 of the Business Corporations Act (Ontario) at the same price of Canadian $62.50 per Common Share by mailing a formal notice to all remaining holders of Common Shares."

Item 5.    Interest in Securities of the Company.

        The second sentence of Item 5(a) of the Statement is hereby deleted and replaced in its entirety with the following sentence:

        "Xstrata Canada beneficially owns 276,879,358 Common Shares representing approximately 72.9% of the issued and outstanding Common Shares."

        Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following:

  "(c)
  Except for the purchase of Common Shares described in the third to last paragraph of Item 4, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any other Schedule I Persons or the Schedule II Persons has effected any transactions in the Common Shares since the date of the most recent amendment to the Statement."

Item 7.    Materials to be Filed as Exhibits

        Item 7 is hereby amended and supplemented by the filing of the following exhibit herewith:

Exhibit No.	Description
40.	Press Release of Xstrata, dated August 26, 2006.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2006
XSTRATA PLC
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2006
1184760 ALBERTA LTD.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2006
XSTRATA CANADA INC.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President